Mail Stop 3561

February 7, 2007

William E. Marshall, Esq.
General Counsel
Javo Beverage Company, Inc.
1311 Specialty Drive
Vista, CA 92122

> **Re:** **Javo Beverage Company, Inc.**
> **Registration Statement on Form S-3**
> **Filed January 11, 2007**
> **File No. 333-139935**
>
> **Form 10-Q for Fiscal Quarter Ended September 30, 2006**
> **Filed November 15, 2006**
>
> **Form 10-KSB for Fiscal Year Ended December 31, 2005**
> **Filed April 17, 2006**
> **File No. 0-26897**

Dear Mr. Marshall:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Selling Shareholders, page 10

1. We note that the selling shareholders are non-natural persons. Please disclose the natural persons who exercise sole or shared voting or investment power over the entity. If any of the entities listed are public entities, majority-owned subsidiaries of

public entities or registered investment companies, please disclose this by way of footnote.

Exhibits

2. Please file the legality opinion as required by Item 601(b)(5) of Regulation S-K.

Form 10-Q for Fiscal Quarter Ended September 30, 2006
Controls and Procedures, page 19

3. We note your reference to Rule 13a-15(c) under the Exchange Act. Please note that disclosure controls and procedures are defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Please confirm that in future filings, you will refer to Rules 13a-15(e) and 15d-15(e) under the Exchange Act.

4. We note your disclosure that your chief executive officer and principal financial officer concluded that your disclosure controls and procedures "[a]re effective in timely alerting them to material information required to be included in the Company's periodic filings with the Commission. In addition, the controls and procedures were effective in ensuring that information required to be disclosed by the Company in the reports it filed under the Act is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer as appropriate to allow timely decisions regarding required disclosures…." As you have included a portion of the definition of disclosure controls and procedures with your effectiveness conclusion, you must include the entire definition. Please confirm that in future filings, you will revise to also disclose, if true, that your disclosure controls and procedures are also effective to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms. See Exchange Act Rule 13a-15(e).

5. We note your disclosure that there were "[n]o changes in the Company's internal controls or in other factors that could significantly affect these internal controls during the quarter...Since there were no significant deficiencies or material weaknesses identified in the Company's internal controls…." Your disclosure does not appear to specifically address Item 308(c) of Regulation S-K. Please confirm, if true, that there were no changes in your internal control over financial reporting that occurred during the last fiscal quarter that has materially affected or is reasonably likely to materially affect, your internal control over financial reporting. Further, please confirm that in future filings, you will disclose any change in your internal control over financial reporting that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.

Exhibits 31.1 and 31.2

6.  Please note that the exact wording of the certification provided in Item 601(b)(31) of Regulation S-K is required.  For example, the term "quarterly report" should be replaced with "report" in the third paragraph, the term "we" should be omitted from the fourth paragraph, the term "function" should be replaced with "functions" in fifth paragraph, the phrase "controls over financial controls" should be replaced with "control over financial reporting" and the term "data" should be replaced with "information" in part (a) of the fifth paragraph, and the term "controls" should be replaced with "control" in part (b) of the fifth paragraph.  Please confirm that in future filings, your 302 certifications will use the exact wording of the certification provided in Item 601(b)(31) of Regulation S-K.

Form 10-KSB for Fiscal Year Ended December 31, 2005

7.  It appears that your annual report does not contain the requisite signatures.  Please refile the Form 10-K to include the required signatures.

8.  Please revise to comply with any comments issued on the Form 10-Q, to the extent they are applicable.

9.  We note your reference to Rule 13a-14(c) under the Exchange Act.  As discussed above in comment 3, disclosure controls and procedures are defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act.  Please revise to refer to Rules 13a-15(e) and 15d-15(e) under the Exchange Act.

10. We note that your chief executive officer and principal financial officer evaluated the effectiveness of your disclosure controls and procedures "[w]ithin the 90 days prior to the date of this report…."  Please note that the effectiveness evaluation should be made as of the end of the period covered by the report.  Please revise to disclose the effectiveness conclusion of your principal executive officer and principal financial officer based on an evaluation as of the end of the period covered by the report.

11. We note your disclosure that your chief executive officer and principal financial officer concluded that your disclosure controls and procedures "[a]re effective in timely alerting them to material information required to be included in the Company's periodic filings with the Commission."  Again, as discussed in comment 4 above, because you have included a portion of the definition of disclosure controls and procedures with your effectiveness conclusion, you must include the entire and accurate definition.  Please revise to disclose, if true, that your disclosure controls and procedures are effective to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act is recorded, processed,

summarized and reported, within the time periods specified in the Commission's rules and forms and to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.  See Exchange Act Rule 13a-15(e).

Exhibits 31.1 and 31.2

12. Please note that the exact wording of the certification provided in Item 601(b)(31) of Regulation S-B is required.  For example, the term "registrant" should be replaced with "small business issuer."  We also refer you to comment 6 above for other applicable changes.  Please revise your 302 certifications to use the exact wording of the certification provided in Item 601(b)(31) of Regulation S-B.

* * * *

As appropriate, please amend your registration statement in response to these comments.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement.  Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.  Please provide this request at least two business days in advance of the requested effective date.

Please contact Kurt Murao, Attorney Advisor, at (202) 551-3338, Mara Ransom, Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any other questions.

Sincerely,


H. Christopher Owings
Assistant Director


cc:    Ryan A. Murr, Esq.
       Fax: (858) 450-8499